FERRIS, BAKER WATTS, INCORPORATED
100 Light Street
Baltimore, Maryland 21202

April 24, 2006

VIA EDGARLINK AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Harbor Acquisition Corporation Registration Statement on Form S-1 File No. 333-126300

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, Ferris, Baker Watts, Incorporated, Ladenburg Thalmann & Co. Inc. and Brean Murray, Carret & Co. (the "Underwriters"), as the Underwriters of the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Harbor Acquisition Corporation that the effective time of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time, on April 25, 2006, or as soon thereafter as practicable.

        In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated March 24, 2006, and the re-distribution of the preliminary prospectus dated April 14, 2006:

To Whom Distributed	Number of Copies (March 24, 2006)	Number of Copies (April 14, 2006)
Retail brokerage offices	2802	2802
Institutions (including prospective underwriters)	250	250
Total	3052	3052

        With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date it is expected that confirmations of sale will be mailed. Selected Dealers, if any, will represent that they will comply with Rule 15c2-8.

        The Commission is advised that the amount of compensation to be allowed or paid to the Underwriters, to be disclosed in the Registration Statement, as amended, will not exceed an amount that has been approved by the National Association of Securities Dealers, Inc.

Very truly yours,
FERRIS, BAKER WATTS, INCORPORATED LADENBURG THALMANN & CO. INC. BREAN MURRAY, CARRET & CO.
/s/ Scott Bass
FERRIS, BAKER WATTS, INCORPORATED
By:	Scott Bass Vice President, Investment Banking